UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-08089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021
AND FOR THE YEAR ENDED DECEMBER 31, 2022,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2022 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Danaher Corporation & Subsidiaries Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2003.
Tysons, Virginia
June 21, 2023

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
($ in millions)

	2022	2021
ASSETS
Investments, at fair value	$5,802.7	$7,113.6
Receivables:
Employer contributions	19.6	8.3
Notes receivable from participants	49.5	46.2
Total receivables	69.1	54.5
Total assets	5,871.8	7,168.1
LIABILITIES
Administrative expenses payable	—	0.1
Total liabilities	—	0.1
NET ASSETS AVAILABLE FOR BENEFITS	$5,871.8	$7,168.0
See the accompanying Notes to the Financial Statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
($ in millions)

ADDITIONS
Contributions:
Participant	$301.7
Rollovers	54.7
Employer	204.2
Total contributions	560.6
Interest and dividend income	14.5
Interest income on notes receivable from participants	2.4
Total additions	577.5
DEDUCTIONS
Net depreciation in the fair value of investments	1,373.2
Benefit payments	498.8
Administrative expenses	2.7
Total deductions	1,874.7
NET DECREASE PRIOR TO PLAN TRANSFERS	(1,297.2)
NET TRANSFERS INTO PLAN	1.0
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(1,296.2)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,168.0
End of year	$5,871.8
See the accompanying Notes to the Financial Statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time U.S.-based employees, or employees outside of the U.S. as expatriates paid through U.S. payroll, of Danaher Corporation and its subsidiaries (the "Company"), effective November 30, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below. The Plan is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator").
Effective January 1, 2015, the Plan was amended to include a Roth 401(k) feature, automatic enrollment of new hires, rehires and those otherwise newly eligible (e.g. through acquisitions), automatic annual re-enrollment and annual auto-increase of deferral rates. The first annual cycle of automatic re-enrollment and auto-increase occurred in 2016. In addition, the Plan has been amended such that employees are eligible for employer safe harbor contributions immediately upon participation in the Plan.
Effective January 1, 2022, the Plan was amended to allow for employees not covered by collective bargaining agreements to elect to convert certain portions of their pre-tax, vested account balances to a Roth account in the Plan. This election results in the converted amounts being immediately taxed, but those amounts, and future earnings, are not taxed when made to participants as a qualifying distribution in retirement. Also effective in 2022, the Company amended the Plan to make an employer safe harbor match contribution true-up following the end of the year that considers the total eligible pay and salary deferrals for the entire plan year to determine if an additional match is due to employees not covered by collective bargaining agreements. This change removes the requirement that employees not covered by collective bargaining agreements defer at least 5% of eligible pay each pay period during the plan year to maximize the Company's matching contributions.
In September 2022, the Company announced its intention to spin-off its Environmental & Applied Solutions business into a publicly traded company (the "EAS Separation" or "Veralto"). The Company is targeting to complete the EAS Separation in the fourth quarter of 2023, subject to the satisfaction of certain conditions, including obtaining final approval from the Danaher Board of Directors, satisfactory completion of financing, receipt of tax opinions, receipt of favorable rulings from the Internal Revenue Service (“IRS”) and receipt of other regulatory approvals. Prior to the EAS Separation, the Company intends to create a new savings plan and transfer the balances and related assets of the Plan participants who will become employees of Veralto to the new savings plan.
Plan Merger
On January 25, 2022, the Insperity 401(k) Plan related to the employees of Intabio, Inc. transferred assets of $1.0 million into the Plan. This asset transfer occurred subsequent to and as a result of Danaher Corporation’s acquisition of Intabio, Inc.
On December 31, 2021, the Danaher Corporation & Subsidiaries Retirement & Savings Plan merged into the Plan. The merger of this plan resulted in assets transferred in of approximately $42.1 million during 2021.
Contributions
Eligible participants may contribute up to 75% of their compensation (traditional pre-tax and Roth after-tax combined), up to IRS and Plan limits. Employee contributions and the earnings or losses thereon are fully vested at all times. Employees whose employment is governed by the terms of a collective bargaining agreement may participate in the Plan to the extent authorized by the terms of the collective bargaining agreement.
The Company immediately matches 100% of each dollar contributed by participants (traditional pre-tax, Roth after-tax or a combination) on the first 3% of eligible pay plus 50% of each dollar contributed on the next 2% of eligible pay for employees not covered by collective bargaining agreements. These matching contributions are considered "safe harbor" matching contributions. Participants are fully vested in the value of the "safe harbor" matching contributions.
In addition to the Company's matching contributions, after certain participants complete one year of continuous service, the Company may make additional retirement contributions on behalf of the participants. This discretionary Company retirement contribution may equal up to 2% of eligible participants' eligible pay and is contributed each payroll period to the Plan. In addition, for participants that are active on the last day of the Plan year and have annual earnings that exceed the Social Security wage base for the Plan year, an additional retirement contribution of up to 2% of annual eligible earnings above the Social Security wage base and below the maximum eligible wages as determined by the IRS each year may be contributed by the Company to participants' accounts subsequent to the Plan year end. The Company's discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of the date of completion of three years of service, retirement at or after age 65, or complete disability or death.
Approximately 1% of plan participants are covered by collective bargaining agreements. Employees covered by collective bargaining agreements are eligible for Company contributions, per the terms of the applicable collective bargaining agreement. For more details on specific union groups, refer to the formal legal documents of the Plan.
The Company’s unilateral and matching contributions for plan participants covered by collective bargaining agreements are determined at the discretion of the Plan Sponsor unless otherwise required by the terms of the collective bargaining agreement applicable to each participant. Generally, participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability or as required pursuant to the terms of the applicable collective bargaining agreement.
Benefit Payments
Participants who attain normal retirement age shall be entitled to payment of the balance in their account. Participants who remain employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. Participants are required to begin receiving distributions no later than the April 1 following the later of the year in which they retire from the Company or the year in which the participant turns age 70.5.
The beneficiary or beneficiaries of deceased participants shall be entitled to payment of the participants' account balance within a reasonable period of time after the participants' death.
Upon total and permanent disability, participants shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon participants' termination of employment for reasons other than as specified above, participants are entitled to payment of their vested account balance. If the vested value of the participants' account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participants' Roth balances or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically roll over the Roth balances or non-Roth balances to a separate Fidelity IRA. If the vested value of the participants' account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts.
Notes Receivable from Participants
Participants may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participants' vested account balance or $50,000 reduced by the participants' highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
In April 2020, the Plan adopted several provisions from the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, specifically, allowing CARES Act related distributions and loan deferments throughout the remainder of 2020. The CARES Act allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19. CARES Act loan deferments allowed impacted participants to delay their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments restarting in 2021.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
A revenue credit program became effective July 1, 2013. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in an unallocated account. The excess revenue credit is reimbursed to participants invested in the single fund providing revenue credit. The calculated revenue credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of both December 31, 2022 and 2021, unallocated non-vested accounts, including forfeited amounts, totaled $0.2 million and forfeitures used to reduce Company contributions for 2022 were $2.3 million.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If participants cease to make loan repayments and have reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.

NOTE 3. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the Plan's assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Certain prior year amounts in the fair value measurements table have been reclassified to conform to the current year presentation.
The fair values of the Plan's investments as of December 31, 2022 and 2021, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Cash and equivalents	$28.4	$28.3	$—	$—	$—	$—	$28.4	$28.3
Common stock	1,559.1	2,237.2	—	—	—	—	1,559.1	2,237.2
Mutual funds	137.0	195.3	—	—	—	—	137.0	195.3
Bonds	—	—	24.6	43.2	—	—	24.6	43.2
U.S. government issued securities	—	—	9.8	20.5	—	—	9.8	20.5
Common/collective trusts	—	—	3,826.1	4,315.1	—	—	3,826.1	4,315.1
Self-directed brokerage account	217.7	274.0	—	—	—	—	217.7	274.0
Total investments, at fair value	$1,942.2	$2,734.8	$3,860.5	$4,378.8	$—	$—	5,802.7	7,113.6
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022 and 2021.
Common stock and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
Bonds and U.S. government issued securities that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.
The self-directed brokerage consists of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The common/collective trusts are valued based on the Plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee. The unit value is not quoted in active public markets.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the IRS dated April 6, 2023, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been further amended subsequent to the amendments covered in this determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and tax-exempt. If an operational issue is discovered, the Plan Sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.
Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2022 and 2021, the Plan invested in 3.0 million and 3.1 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund ("Danaher Common Stock"). During the year ended December 31, 2022, the Plan received $2.9 million of cash dividends on shares of Danaher Common Stock.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Notes receivable from participants in the accompanying financial statements include all loans in the plan as of the end of the year. The participant loans in the Form 5500 only include loans that are active or deemed loans with post-default payments remitted during the year. The difference between these two amounts represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to the Form 5500 ($ in millions):

	2022	2021
Net assets available for benefits per the financial statements	$5,871.8	$7,168.0
Loans with no post-default payment activity that are deemed distributions	(1.7)	(1.5)
Net assets available for benefits per the Form 5500	$5,870.1	$7,166.5
The following is a reconciliation of the net decrease prior to plan transfers per the financial statements to net income per the Form 5500 for the year ended December 31, 2022 ($ in millions):

Net decrease in assets available for benefits prior to plan transfers per the financial statements	$(1,297.2)
Interest payments on loans deemed distributed that have had no post-default payment activity	(0.1)
Deemed distributions	(0.1)
Net loss per the Form 5500	$(1,297.4)

SUPPLEMENTAL SCHEDULE

DANAHER CORPORATION & SUBSIDIARIES PENSION PLAN
EIN: 59-1995548, PLAN NO. 004
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF THE YEAR ENDED DECEMBER 31, 2022

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Cash Equivalents
*	Fidelity® Investments Money Market Government Portfolio - Institutional Class	8,780,794	units	**	$8,780,794
	Brown Brothers Harriman U.S. Government Money Market Fund	10,969,555	units	**	12,113,552
*	PIMCO Private Account Portfolio Series Short-Term Floating NAV Portfolio II	754,042	units	**	7,544,189
					$28,438,535
Common/Collective Trusts
*	Fidelity Managed Income Portfolio II Class 3 (at FMV)	434,476,069	units	**	$434,476,069
	American Beacon Small Cap Value Institutional Class	6,372,592	units	**	109,465,202
*	Select Leaders Series 2 Portfolio	15,602,667	units	**	145,617,362
	GQG International Equity	5,136,688	units	**	63,643,569
	BlackRock Equity Index Non-Lendable Fund	8,112,609	units	**	548,803,630
	BlackRock MSCI ACW Ex-US IM Non-Lendable Fund	6,053,219	units	**	102,263,660
	BlackRock Russell 2500 Index Non-Lendable Fund	4,229,628	units	**	112,738,872
	BlackRock US Debt Index Non-Lendable Fund	10,290,218	units	**	146,840,403
	LifePath® Index 2025 Non-Lendable Fund F	11,282,135	units	**	320,969,740
	LifePath® Index 2030 Non-Lendable Fund F	11,195,316	units	**	349,054,902
	LifePath® Index 2035 Non-Lendable Fund F	9,833,592	units	**	335,660,210
	LifePath® Index 2040 Non-Lendable Fund F	7,528,058	units	**	277,179,006
	LifePath® Index 2045 Non-Lendable Fund F	6,244,126	units	**	245,295,366
	LifePath® Index 2050 Non-Lendable Fund F	4,687,993	units	**	192,869,643
	LifePath® Index 2055 Non-Lendable Fund F	4,333,323	units	**	129,399,370
	LifePath® Index 2060 Non-Lendable Fund F	3,333,551	units	**	56,889,066
	LifePath® Index 2065 Non-Lendable Fund F	1,135,307	units	**	13,923,401
	LifePath® Index Retirement Non-Lendable Fund F	10,805,925	units	**	240,999,038
					$3,826,088,509
Registered Investment Companies (Mutual Funds)
	Dodge & Cox International Stock Fund	1,477,294	shares	**	$63,686,162
*	PIMCO All Asset Fund Institutional Class	1,077,492	shares	**	11,324,438
*	PIMCO Inflation Response Multi-Asset Fund Institutional	1,517,039	shares	**	11,438,477
*	DoubleLine Floating Rate Fund Institutional	292,727	units	**	2,596,486

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
*	DoubleLine Global Fund Institutional	66,815	units	**	548,747
*	DoubleLine Infrastructure Income Fund Institutional	274,864	units	**	2,421,550
*	DoubleLine Selective Credit Fund Institutional	771,055	units	**	5,597,859
*	PIMCO Private Account Portfolio Series U.S. Government and Short-Term Inv	1,224,873	units	**	7,557,469
*	PIMCO Private Account Portfolio Series Mortgage and Short-Term Investments	860,355	units	**	6,805,406
*	PIMCO Private Account Portfolio Series Municipal Sector	95,294	units	**	568,906
*	PIMCO Private Account Portfolio Series Real Return Bond	53,038	units	**	213,745
*	PIMCO Private Account Portfolio Series Emerging Markets Bond and Short-Term	247,113	units	**	2,083,160
*	PIMCO Private Account Portfolio Series International	519,983	units	**	3,130,299
*	PIMCO Private Account Portfolio Series High Yield & Short-Term Investments	70,401	units	**	494,922
*	PIMCO Private Account Portfolio Series Investment Grade Credit Bond	1,405,947	units	**	11,894,313
*	PIMCO Private Account Portfolio Series Asset-Backed Securities and Short-Term	586,323	units	**	6,660,629
					$137,022,568
Common Stock
	Aaon Inc	33,517	shares	**	$2,524,199
	Advanced Micro Devices	70,915	shares	**	4,593,165
	Adyen Bv	1,039	shares	**	1,428,668
	Affirm Holdings Inc	27,338	shares	**	264,358
	Air Prods & Chems Inc Com	20,324	shares	**	6,265,076
	Alarm Holdings Inc	39,306	shares	**	1,944,910
	Align Technology Inc	2,841	shares	**	599,167
	Allegiant Travel Co	11,249	shares	**	764,820
	Alphabet Inc Cl A	58,035	shares	**	5,120,428
	Alphabet Inc Cl C	397,676	shares	**	35,285,791
	Altria Group Inc Com	80,071	shares	**	3,660,045
	Amazon.Com Inc	421,747	shares	**	35,426,748
	Ant Group Co Ltd Pp	325,808	shares	**	661,390
	Apple Inc	393,677	shares	**	51,150,453
	Apple Inc Com	56,514	shares	**	7,343,254
	Asml Holding Nv Ny	13,800	shares	**	7,540,320
	Astrazeneca Plc-Spons Adr	32,084	shares	**	2,175,295
	Atlassian Corp-Cl A	16,693	shares	**	2,148,055
	Avid Bioservices Inc	58,079	shares	**	799,858

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Axos Financial Inc	29,378	shares	**	1,122,827
	Azenta Inc	23,175	shares	**	1,349,248
	Balchem Corp	22,832	shares	**	2,788,138
	Barnes Group Inc	20,184	shares	**	824,557
	Berkshire Hathaway Inc De	19,421	shares	**	5,999,147
	Bill.Com Holdings Inc	19,927	shares	**	2,171,246
	Biolife Solutions Inc New	47,608	shares	**	866,538
	Bio-Techne Corp	31,026	shares	**	2,571,269
	Blackbaud Inc	27,474	shares	**	1,617,237
	Blackline Inc	25,991	shares	**	1,748,347
	Blackrock Inc Com	8,669	shares	**	6,143,113
	Block Inc-A	30,103	shares	**	1,891,673
	Booking Holdings Inc	1,979	shares	**	3,988,239
	Bright Horizons Fam Sol In Del	18,024	shares	**	1,137,314
	Carvana Co 144A 20220506 10.25% 20300501	1,475,000	shares	**	729,510
	Certara Inc	36,451	shares	**	585,864
	Chevron Corp New Com	32,576	shares	**	5,847,246
	Chipotle Mexican Grill Inc	3,691	shares	**	5,121,226
	Chubb Ltd	28,466	shares	**	6,279,600
	Cincinnati Finl Corp Com	30,826	shares	**	3,156,274
	Cintas Corp	2,510	shares	**	1,133,566
	Cisco Sys Inc Com	90,309	shares	**	4,302,750
	Comcast Corp New Cl A	78,993	shares	**	2,762,595
	Confluent Inc-Class A	31,171	shares	**	693,243
	Construction Partners Inc Cl A	83,207	shares	**	2,220,635
	Crowdstrike Holdings Inc - A	6,920	shares	**	728,607
	Crown Castle Inc Com	35,638	shares	**	4,833,803
*	Danaher Corporation	3,011,346	shares	**	799,271,456
	Databricks Ser G Cvt Pfd Stck Pp 19700101 0% 20240102	4,545	shares	**	272,700
	Datadog Inc - Class A	13,062	shares	**	960,057
	Descartes Systems Group Inc	44,040	shares	**	3,067,247
	Diageo Plc Spon Adr New	29,195	shares	**	5,202,257
	Dollar General Corp	25,480	shares	**	6,274,450

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Dominion Energy Inc Com	71,387	shares	**	4,377,328
	Donaldson Inc	22,110	shares	**	1,301,733
	Doordash Inc - A	21,651	shares	**	1,057,002
	Dorman Prods Inc	18,014	shares	**	1,456,873
	Elevance Health Inc	6,902	shares	**	3,540,519
	Eli Lilly & Co	35,500	shares	**	12,987,320
	Envestnet Inc	33,083	shares	**	2,041,098
	Eplus Inc	47,293	shares	**	2,094,311
	Esco Technologies Inc	26,633	shares	**	2,331,453
	Evo Pmts Inc Cl A	59,676	shares	**	2,019,504
	Evoqua Water Technologies Corp	53,586	shares	**	2,121,808
	Exlservice Holdings Inc	25,218	shares	**	4,272,855
	Exponent Inc	42,171	shares	**	4,178,526
	Fair Isaac Corp	8,060	shares	**	4,824,555
	Fastenal Co Com	78,845	shares	**	3,731,324
	Fidelity Natl Information	78,061	shares	**	5,296,439
	Fortinet Inc	11,965	shares	**	584,969
	Fox Factory Holding Corp	34,562	shares	**	3,153,274
	GE Healthcare Technologies Inc Wi	8,423	shares	**	491,754
	General Electric Co Wi	25,270	shares	**	1,627,388
	Globus Med Inc Cl A	43,488	shares	**	3,229,854
	Goldman Sachs Group Inc	19,719	shares	**	6,771,110
	Healthequity Inc	24,891	shares	**	1,534,343
	Humana Inc	11,673	shares	**	5,978,794
	I3 Verticals Inc Cl A	56,805	shares	**	1,382,634
	Intuit Inc	23,472	shares	**	9,135,772
	Intuitive Surgical Inc	36,458	shares	**	9,674,130
	J & J Snack Foods Corp	13,129	shares	**	1,965,543
	Johnson & Johnson Com	38,676	shares	**	6,831,939
	Kinsale Cap Group Inc	16,878	shares	**	4,413,935
	Lam Research Corp	2,032	shares	**	854,050
	Lemaitre Vascular Inc	27,498	shares	**	1,265,412
	Linde Plc	10,299	shares	**	3,359,328

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Lowes Cos Inc Com	28,847	shares	**	5,747,676
	Lululemon Athletica Inc	11,878	shares	**	3,805,474
	Marsh & Mclennan Cos	23,908	shares	**	3,956,296
	Marten Transport Ltd	101,424	shares	**	2,005,751
	Marvell Technology Inc	48,193	shares	**	1,785,069
	Masimo Corp	9,310	shares	**	1,377,414
	Mastercard Inc - A	47,514	shares	**	16,522,043
	Merck & Co Inc Com	53,460	shares	**	5,931,276
	Mesa Laboratories Inc	5,990	shares	**	995,598
	Meta Platforms Inc-Class A	73,191	shares	**	8,807,805
	Microsoft Corp	288,065	shares	**	69,083,748
	Microsoft Corp Com	19,005	shares	**	4,557,779
	Mongodb Inc	12,390	shares	**	2,438,848
	Monolithic Power Systems Inc	8,483	shares	**	2,999,674
	Msci Inc	2,159	shares	**	1,004,302
	Neogen Corp	50,083	shares	**	762,840
	Nestle S A Sponsored Adr	30,053	shares	**	3,466,428
	Netflix Inc	19,021	shares	**	5,608,912
	Nike Inc -Cl B	42,836	shares	**	5,012,240
	Nintendo Ltd Unspon Ads	283,408	shares	**	2,953,309
	Norfolk Southn Corp Com	17,373	shares	**	4,281,055
	Novanta Inc	20,046	shares	**	2,723,514
	Nv5 Global Inc	11,848	shares	**	1,567,727
	Nvidia Corp	99,237	shares	**	14,502,495
	Old Dominion Freight Line	7,326	shares	**	2,078,972
	Ollies Bargain Outlet Holdings In	22,988	shares	**	1,076,758
	Omnicell	30,167	shares	**	1,520,919
	Onto Innovation Inc	37,883	shares	**	2,579,385
	Pacific Premier Bancorp	35,734	shares	**	1,127,702
	Palomar Holdings Inc	10,631	shares	**	480,051
	Paychex Inc Com	39,944	shares	**	4,615,698
	Paycom Software Inc	1,859	shares	**	576,866
	Paypal Holdings Inc	15,426	shares	**	1,098,640

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Perficient Inc	29,343	shares	**	2,048,952
	Pfizer Inc Com	106,688	shares	**	5,466,591
	Philip Morris Intl Inc Co	35,932	shares	**	3,636,880
	Progressive Corp Com	49,747	shares	**	6,452,554
	Q2 Holdings Inc	23,782	shares	**	639,049
	Rbc Bearings Inc	17,533	shares	**	3,670,534
	Roper Technologies Inc	10,496	shares	**	4,535,217
	Ross Stores Inc	60,161	shares	**	6,982,887
	S&P Global Inc	11,211	shares	**	3,755,012
	Schwab (Charles) Corp	60,374	shares	**	5,026,739
	Sea Ltd Adr	45,310	shares	**	2,357,479
	Semtech Corp	19,402	shares	**	556,643
	Servicenow Inc	31,712	shares	**	12,312,818
	Sherwin-Williams Co/The	13,618	shares	**	3,231,960
	Shopify Inc - Class A	66,486	shares	**	2,307,729
	Siteone Landscape Supply Inc	15,571	shares	**	1,826,790
	Snowflake Inc	8,465	shares	**	1,215,066
	Sps Commerce Inc	13,948	shares	**	1,791,342
	Staar Surgical Co Par $0.01	28,878	shares	**	1,401,641
	Starbucks Corp Com	57,389	shares	**	5,693,286
	Stryker Corp	17,997	shares	**	4,400,087
	Synopsys Inc	20,092	shares	**	6,415,175
	Taiwan Semiconductor-Sp Adr	23,863	shares	**	1,777,555
	Target Corp Com	27,075	shares	**	4,035,258
	TE Connectivity Ltd	10,104	shares	**	1,159,939
	Techtarget Inc	21,189	shares	**	933,587
	Teleflex Inc	3,935	shares	**	982,294
	Tencent Holdings Ltd	52,700	shares	**	2,255,210
	Tesla Inc	50,252	shares	**	6,190,041
	Texas Instrs Inc Com	40,744	shares	**	6,731,558
	Texas Instruments Inc	22,184	shares	**	3,665,240
	Texas Roadhouse Inc	24,835	shares	**	2,258,652
	Thermo Fisher Scientific Inc	10,866	shares	**	5,983,798

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	TJX Companies Inc	15,129	shares	**	1,204,268
	T-Mobile Us Inc	39,820	shares	**	5,574,800
	Transunion	10,600	shares	**	601,550
	Trex Co Inc	35,572	shares	**	1,505,636
	Tyler Technologies Inc	2,955	shares	**	952,722
	United Parcel Service Inc	31,227	shares	**	5,428,502
	Unitedhealth Group Inc	50,260	shares	**	26,646,847
	Veeva Systems Inc Cl A	8,625	shares	**	1,391,903
	Verizon Communications In	99,226	shares	**	3,909,780
	Visa Inc-Class A Shares	95,770	shares	**	19,897,175
	Walt Disney Co/The	18,589	shares	**	1,615,012
	WD 40 Co	5,513	shares	**	888,751
	Zoetis Inc	23,934	shares	**	3,507,528
					$1,559,119,157
Bonds
	AbbVie Inc	4.70%	5/14/2045	**	$148,374
	ACRE Commercial Mortgage 2021‐FL4 Ltd	5.74%	12/18/2037	**	96,745
	AdaptHealth LLC	5.13%	3/1/2030	**	43,484
	Air Lease Corp	1.88%	8/15/2026	**	70,148
	Alexandria Real Estate Equities Inc	3.00%	5/18/2051	**	73,613
	Alliant Holdings Intermediate LLC / Alliant Holdings Co‐ Issuer	6.75%	10/15/2027	**	22,882
	Allied Universal Holdco LLC / Allied Universal Finance Corp	6.63%	7/15/2026	**	23,690
	American Airlines Inc/AAdvantage Loyalty IP Ltd	5.75%	4/20/2029	**	64,897
	American Express Co	5.85%	11/5/2027	**	78,870
	AmWINS Group Inc	4.88%	6/30/2029	**	34,958
	Anheuser‐Busch Cos LLC / Anheuser‐Busch InBev Worldwide Inc	4.90%	2/1/2046	**	74,763
	Antero Midstream Partners LP / Antero Midstream Finance Corp	5.75%	3/1/2027	**	17,392
	Arivo Acceptance Auto Loan Receivables Trust 2021‐1	2.02%	2/16/2027	**	277,218
	AT&T Inc	3.50%	9/15/2053	**	126,912
	AthenaHealth Group Inc	6.50%	2/15/2030	**	30,535
	Athene Global Funding	4.73%	8/19/2024	**	201,155
	Avolon Holdings Funding Ltd	3.25%	2/15/2027	**	134,756
	BANK 2017‐BNK5	4.19%	6/1/2060	**	85,254

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	BANK 2017‐BNK6	0.77%	7/1/2060	**	80,174
	BANK 2019‐BNK20	0.81%	9/1/2062	**	93,882
	BANK 2022‐BNK39	3.18%	2/1/2055	**	82,053
	Bank of America Corp	2.48%	9/21/2036	**	141,351
	Bank of Montreal	3.80%	12/15/2032	**	75,125
	Bank of Nova Scotia/The	3.45%	4/11/2025	**	155,339
	Barings CLO Ltd 2017‐I	7.79%	7/18/2029	**	483,920
	Bausch Health Cos Inc	6.13%	2/1/2027	**	17,910
	Bausch Health Cos Inc	11.00%	9/30/2028	**	4,063
	Bausch Health Cos Inc	14.00%	10/15/2030	**	634
	BBCMS Mortgage Trust 2022‐C16	4.60%	6/1/2055	**	96,812
	BC Ltd	9.00%	1/30/2028	**	3,005
	BCPE Empire Holdings Inc	7.63%	5/1/2027	**	36,430
	Benchmark 2018‐B2 Mortgage Trust	4.23%	2/1/2051	**	83,599
	Benchmark 2020‐B19 Mortgage Trust	2.15%	9/1/2053	**	77,942
	Benchmark 2022‐B32 Mortgage Trust	3.41%	1/1/2055	**	81,892
	Boeing Co/The	2.95%	2/1/2030	**	73,220
	BP Capital Markets America Inc	2.94%	6/4/2051	**	69,847
	Broadcom Inc	3.50%	2/15/2041	**	149,010
	Brooklyn Union Gas Co/The	4.49%	3/4/2049	**	74,396
	Callon Petroleum Co	7.50%	6/15/2030	**	27,589
	Carnival Corp	5.75%	3/1/2027	**	69,819
	Castlelake Aircraft Structured Trust 2021‐1	3.47%	1/15/2046	**	260,531
	CCO Holdings LLC / CCO Holdings Capital Corp	4.25%	1/15/2034	**	26,586
	CCO Holdings LLC / CCO Holdings Capital Corp	4.75%	2/1/2032	**	33,301
	Centene Corp	2.50%	3/1/2031	**	75,309
	Charter Communications Operating LLC / Charter Communications Operating Capital	4.91%	7/23/2025	**	155,404
	Chesapeake Energy Corp	5.88%	2/1/2029	**	48,670
	CHS/Community Health Systems Inc	6.00%	1/15/2029	**	25,963
	CHS/Community Health Systems Inc	6.88%	4/15/2029	**	10,607
	Citigroup Commercial Mortgage Trust 2020‐555	3.50%	12/1/2041	**	73,667
	Citigroup Commercial Mortgage Trust 2022‐GC48	4.58%	5/1/2054	**	96,961
	Citigroup Inc	3.06%	1/25/2033	**	115,196

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Clarivate Science Holdings Corp	4.88%	7/1/2029	**	21,295
	Clear Channel Outdoor Holdings Inc	7.50%	6/1/2029	**	18,560
	CNX Resources Corp	6.00%	1/15/2029	**	42,718
	CNX Resources Corp	7.38%	1/15/2031	**	19,587
	Comcast Corp	3.40%	4/1/2030	**	87,660
	COMM 2015‐LC21 Mortgage Trust	0.65%	7/1/2048	**	45,701
	COMM 2017‐PANW Mortgage Trust	3.93%	10/1/2029	**	86,347
	CommScope Inc	4.75%	9/1/2029	**	24,717
	Constellation Brands Inc	3.15%	8/1/2029	**	89,160
	Crown Castle Inc	3.65%	9/1/2027	**	80,124
	CSAIL 2016‐C6 Commercial Mortgage Trust	4.92%	1/1/2049	**	77,663
	CSAIL 2017‐CX9 Commercial Mortgage Trust	0.66%	9/1/2050	**	51,703
	CSMC 2021‐B33	3.64%	10/1/2043	**	83,588
	CSX Corp	3.80%	11/1/2046	**	71,647
	Dealer Tire LLC / DT Issuer LLC	8.00%	2/1/2028	**	27,444
	Diamond Infrastructure Funding LLC	2.36%	4/15/2049	**	409,755
	Dick's Sporting Goods Inc	3.15%	1/15/2032	**	71,772
	Directv Financing LLC / Directv Financing Co‐Obligor Inc	5.88%	8/15/2027	**	27,563
	Discover Financial Services	4.10%	2/9/2027	**	105,448
	DISH DBS Corp	5.13%	6/1/2029	**	9,769
	DISH DBS Corp	5.75%	12/1/2028	**	24,144
	Dollar Tree Inc	4.00%	5/15/2025	**	152,254
	DTE Energy Co	4.22%	11/1/2024	**	39,628
	Duke Energy Carolinas LLC	3.55%	3/15/2052	**	19,058
	Duke Energy Corp	4.30%	3/15/2028	**	44,136
	Elevance Health Inc	2.38%	1/15/2025	**	72,074
	Elevance Health Inc	4.55%	5/15/2052	**	22,000
	Energizer Holdings Inc	4.75%	6/15/2028	**	17,406
	Energy Transfer LP	4.75%	1/15/2026	**	74,779
	EQM Midstream Partners LP	4.75%	1/15/2031	**	50,481
	Essential Utilities Inc	2.70%	4/15/2030	**	76,202
	Exelon Corp	4.10%	3/15/2052	**	24,494
	Expedia Group Inc	5.00%	2/15/2026	**	85,583

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Expedia Group Inc	3.25%	2/15/2030	**	73,334
	Fannie Mae Pool	3.00%	7/1/2043	**	285,554
	Fannie Mae Pool	2.46%	4/1/2032	**	245,956
	Fannie Mae Pool	4.00%	6/1/2049	**	215,151
	Fannie Mae Pool	4.00%	5/1/2049	**	236,224
	Fannie Mae Pool	2.50%	12/1/2051	**	275,859
	Fannie Mae Pool	3.00%	12/1/2048	**	278,037
	Fannie Mae Pool	3.50%	7/1/2051	**	390,372
	Fannie Mae Pool	2.50%	5/1/2051	**	273,201
	Fannie Mae Pool	4.00%	7/1/2052	**	228,800
	Fannie Mae Pool	5.00%	7/1/2052	**	212,443
	Fannie Mae REMICS	1.50%	10/1/2027	**	60,699
	Fannie Mae REMICS	3.00%	9/1/2043	**	3,922
	Fannie Mae REMICS	—%	4/1/2048	**	129,385
	Fannie Mae REMICS	—%	8/25/2051	**	7,395
	Fannie Mae REMICS	2.50%	12/1/2051	**	800,317
	Fannie Mae REMICS	2.50%	12/1/2051	**	597,532
	Fannie Mae REMICS	2.00%	8/1/2050	**	494,643
	Ferrellgas LP / Ferrellgas Finance Corp	5.38%	4/1/2026	**	32,352
	Fertitta Entertainment LLC / Fertitta Entertainment Finance Co Inc	6.75%	1/15/2030	**	33,584
	Ford Motor Co	3.25%	2/12/2032	**	49,678
	Freddie Mac Gold Pool	4.00%	10/1/2048	**	35,480
	Freddie Mac Pool	3.00%	3/1/2052	**	415,711
	Freddie Mac Pool	2.00%	4/1/2051	**	173,520
	Freddie Mac Pool	3.50%	6/1/2052	**	308,337
	Freddie Mac Pool	4.50%	9/1/2052	**	425,138
	Freddie Mac Pool	4.50%	8/1/2052	**	237,149
	Freddie Mac Pool	4.00%	6/1/2052	**	318,385
	Frontier Communications Holdings LLC	5.00%	5/1/2028	**	22,059
	Frontier Communications Holdings LLC	6.00%	1/15/2030	**	28,509
	FS Rialto 2022‐Fl4 Issuer LLC	6.21%	1/19/2039	**	95,832
	Garda World Security Corp	6.00%	6/1/2029	**	40,942
	General Motors Financial Co Inc	2.40%	10/15/2028	**	75,248

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Gilbert Park CLO Ltd	7.03%	10/15/2030	**	475,657
	Glencore Funding LLC	1.63%	4/27/2026	**	53,108
	Glencore Funding LLC	3.38%	9/23/2051	**	36,412
	Global Aircraft Leasing Co Ltd	7.25%	9/15/2024	**	33,931
	Goldman Sachs Group Inc/The	5.11%	9/10/2027	**	157,526
	Goodyear Tire & Rubber Co/The	5.25%	7/15/2031	**	29,521
	Griffon Corp	5.75%	3/1/2028	**	70,179
	GS Mortgage Securities Corp II	4.41%	7/1/2051	**	84,138
	GTCR AP Finance Inc	8.00%	5/15/2027	**	43,636
	HCA Inc	4.13%	6/15/2029	**	87,099
	Hess Midstream Operations LP	4.25%	2/15/2030	**	65,424
	Hilcorp Energy I LP / Hilcorp Finance Co	6.25%	11/1/2028	**	32,102
	Hilcorp Energy I LP / Hilcorp Finance Co	5.75%	2/1/2029	**	22,887
	Hilton USA Trust 2016‐HHV	4.19%	11/1/2038	**	133,218
	Icahn Enterprises LP / Icahn Enterprises Finance Corp	5.25%	5/15/2027	**	18,490
	Illuminate Buyer LLC / Illuminate Holdings IV Inc	9.00%	7/1/2028	**	26,516
	Invitation Homes Operating Partnership LP	2.70%	1/15/2034	**	78,176
	Iron Mountain Inc	4.50%	2/15/2031	**	67,296
	ITE Rail Fund Levered LP	2.25%	2/28/2051	**	191,955
	JP Morgan Chase Commercial Mortgage Securities Trust 2011‐C3	5.53%	2/1/2046	**	66,105
	JPMBB Commercial Mortgage Securities Trust 2015‐C27	3.90%	2/1/2048	**	92,803
	JPMBB Commercial Mortgage Securities Trust 2015‐C28	3.53%	10/1/2048	**	94,015
	JPMorgan Chase & Co	2.96%	1/25/2033	**	153,429
	JPMorgan Chase & Co	4.85%	7/25/2028	**	39,898
	Kinder Morgan Energy Partners LP	6.95%	1/15/2038	**	71,125
	Kronos Acquisition Holdings Inc / KIK Custom Products Inc	5.00%	12/31/2026	**	8,914
	Kronos Acquisition Holdings Inc / KIK Custom Products Inc	7.00%	12/31/2027	**	8,589
	LCCM 2017‐LC26	4.71%	7/3/2050	**	170,622
	Lions Gate Capital Holdings LLC	5.50%	4/15/2029	**	17,781
	Lowe's Cos Inc	5.63%	4/15/2053	**	29,419
	Macquarie Group Ltd	5.11%	8/9/2026	**	96,610
	Marriott International Inc/MD	3.13%	6/15/2026	**	89,184
	Mattamy Group Corp	4.63%	3/1/2030	**	33,107

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	McDonald's Corp	3.60%	7/1/2030	**	75,010
	McGraw‐Hill Education Inc	5.75%	8/1/2028	**	21,645
	Medline Borrower LP	5.25%	10/1/2029	**	44,505
	Metis Merger Sub LLC	6.50%	5/15/2029	**	38,209
	Michaels Cos Inc/The	5.25%	5/1/2028	**	24,435
	ModivCare Escrow Issuer Inc	5.00%	10/1/2029	**	55,712
	Monongahela Power Co	5.40%	12/15/2043	**	101,917
	Morgan Stanley	2.48%	9/16/2036	**	139,581
	Morgan Stanley Bank of America Merrill Lynch Trust 2016‐C31	4.27%	11/1/2049	**	174,239
	Morgan Stanley Capital I 2017‐HR2	4.34%	12/1/2050	**	85,263
	Mosaic Solar Loan Trust 2020‐2	2.21%	8/20/2046	**	49,120
	MSBAM Commercial Mortgage Securities Trust 2012‐ CKSV	4.16%	10/1/2030	**	114,649
	MVW 2021‐1W LLC	1.94%	1/22/2041	**	127,673
	Nationstar Mortgage Holdings Inc	5.75%	11/15/2031	**	47,169
	Navient Corp	5.00%	3/15/2027	**	13,378
	NBC Funding LLC	2.99%	7/30/2051	**	210,732
	NCL Corp Ltd	5.88%	2/15/2027	**	26,689
	NetApp Inc	1.88%	6/22/2025	**	87,385
	News Corp	5.13%	2/15/2032	**	18,616
	NGL Energy Operating LLC / NGL Energy Finance Corp	7.50%	2/1/2026	**	32,318
	NRG Energy Inc	3.63%	2/15/2031	**	46,543
	NXP BV / NXP Funding LLC / NXP USA Inc	3.88%	6/18/2026	**	152,421
	Occidental Petroleum Corp	6.45%	9/15/2036	**	20,825
	Occidental Petroleum Corp	6.63%	9/1/2030	**	15,866
	Occidental Petroleum Corp	6.13%	1/1/2031	**	20,835
	Octagon Investment Partners 34 Ltd	6.74%	1/20/2030	**	437,114
	OneMain Finance Corp	6.63%	1/15/2028	**	38,125
	OPG Trust 2021‐PORT	5.45%	10/15/2036	**	70,476
	Oracle Corp	3.80%	11/15/2037	**	20,005
	Oracle Corp	3.60%	4/1/2050	**	72,077
	Oracle Corp	6.25%	11/9/2032	**	31,764
	Owens & Minor Inc	6.63%	4/1/2030	**	35,091
	Owens Corning	4.40%	1/30/2048	**	71,782

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Pacific Gas and Electric Co	2.50%	2/1/2031	**	78,858
	Packaging Corp of America	3.00%	12/15/2029	**	73,033
	Parker‐Hannifin Corp	4.25%	9/15/2027	**	49,752
	Parkland Corp/Alberta	4.50%	10/1/2029	**	33,838
	PennyMac Financial Services Inc	4.25%	2/15/2029	**	39,872
	Penske Truck Leasing Co Lp / PTL Finance Corp	4.20%	4/1/2027	**	71,269
	Performance Food Group Inc	4.25%	8/1/2029	**	30,993
	Pike Corp	5.50%	9/1/2028	**	62,594
	Post Holdings Inc	4.63%	4/15/2030	**	6,122
	Premier Entertainment Sub LLC / Premier Entertainment Finance Corp	5.63%	9/1/2029	**	18,936
	Prudential Financial Inc	3.91%	12/7/2047	**	72,341
	Qorvo Inc	1.75%	12/15/2024	**	36,921
	Quanta Services Inc	2.35%	1/15/2032	**	73,401
	Raytheon Technologies Corp	3.03%	3/15/2052	**	82,999
	Realogy Group LLC / Realogy Co‐Issuer Corp	5.25%	4/15/2030	**	22,257
	Royalty Pharma PLC	3.30%	9/2/2040	**	70,847
	RP Escrow Issuer LLC	5.25%	12/15/2025	**	19,181
	Sabine Pass Liquefaction LLC	5.00%	3/15/2027	**	64,790
	Santander Holdings USA Inc	2.49%	1/6/2028	**	78,427
	Scientific Games Holdings LP/Scientific Games US FinCo Inc	6.63%	3/1/2030	**	47,745
	Scientific Games International Inc	7.25%	11/15/2029	**	29,132
	Scripps Escrow II Inc	3.88%	1/15/2029	**	36,983
	SFO Commercial Mortgage Trust 2021‐555	6.72%	5/15/2038	**	86,816
	SG Commercial Mortgage Securities Trust 2016‐C5	1.88%	10/1/2048	**	29,294
	SK Invictus Intermediate II Sarl	5.00%	10/30/2029	**	37,340
	Smithfield Foods Inc	4.25%	2/1/2027	**	168,262
	SoFi Professional Loan Program 2017‐D LLC	3.61%	9/25/2040	**	652,865
	Sonic Automotive Inc	4.63%	11/15/2029	**	32,317
	Southern Co/The	3.75%	9/15/2051	**	77,994
	Southwestern Energy Co	4.75%	2/1/2032	**	39,434
	SRS Distribution Inc	4.63%	7/1/2028	**	50,098
	Staples Inc	7.50%	4/15/2026	**	35,143
	State of California	7.55%	4/1/2039	**	44,556

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	STWD 2021‐FL2 Ltd	5.53%	4/18/2038	**	96,961
	Suburban Propane Partners LP/Suburban Energy Finance Corp	5.00%	6/1/2031	**	38,494
	SunCoke Energy Inc	4.88%	6/30/2029	**	38,692
	Sunoco LP / Sunoco Finance Corp	4.50%	5/15/2029	**	13,228
	Synchrony Financial	2.88%	10/28/2031	**	124,422
	Sysco Corp	5.95%	4/1/2030	**	73,661
	Tenet Healthcare Corp	6.25%	2/1/2027	**	14,829
	Tenet Healthcare Corp	6.13%	6/15/2030	**	43,077
	T‐Mobile USA Inc	2.25%	2/15/2026	**	78,201
	Toronto‐Dominion Bank/The	4.69%	9/15/2027	**	256,049
	TotalEnergies Capital International SA	3.39%	6/29/2060	**	63,130
	TransDigm Inc	5.50%	11/15/2027	**	33,184
	Transocean Poseidon Ltd	6.88%	2/1/2027	**	43,896
	Triton Container International Ltd / TAL International Container Corp	3.25%	3/15/2032	**	66,560
	Uber Technologies Inc	4.50%	8/15/2029	**	35,605
	UBS Commercial Mortgage Trust 2017‐C1	4.04%	6/1/2050	**	89,983
	UBS Commercial Mortgage Trust 2017‐C2	3.99%	8/1/2050	**	87,526
	UBS Commercial Mortgage Trust 2017‐C2	4.30%	8/1/2050	**	119,517
	UBS Commercial Mortgage Trust 2018‐C14	5.23%	12/1/2051	**	123,581
	United Natural Foods Inc	6.75%	10/15/2028	**	34,184
	UnitedHealth Group Inc	4.95%	5/15/2062	**	28,462
	Upstart Pass‐Through Trust Series 2021‐ST4	2.00%	7/20/2027	**	111,027
	USA Compression Partners LP / USA Compression Finance Corp	6.88%	9/1/2027	**	19,190
	Verizon Communications Inc	5.71%	5/15/2025	**	76,193
	Verizon Communications Inc	3.88%	3/1/2052	**	23,286
	Victoria's Secret & Co	4.63%	7/15/2029	**	28,270
	Viking Cruises Ltd	5.88%	9/15/2027	**	100,085
	Virginia Electric and Power Co	3.75%	5/15/2027	**	33,624
	Warnermedia Holdings Inc	3.76%	3/15/2027	**	73,041
	WASH Multifamily Acquisition Inc	5.75%	4/15/2026	**	47,790
	Weatherford International Ltd	6.50%	9/15/2028	**	40,035
	Wells Fargo & Co	4.65%	11/4/2044	**	72,560
	Wells Fargo & Co	4.81%	7/25/2028	**	29,975

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	Wells Fargo Commercial Mortgage Trust 2015‐SG1	4.05%	9/1/2048	**	79,331
	Wells Fargo Commercial Mortgage Trust 2017‐C38	0.97%	7/1/2050	**	76,819
	Wells Fargo Commercial Mortgage Trust 2021‐C59	1.54%	4/1/2054	**	70,259
	Welltower Inc	2.05%	1/15/2029	**	78,233
	Western Union Co/The	2.75%	3/15/2031	**	130,480
	Westpac Banking Corp	3.02%	11/18/2036	**	78,684
	Willis North America Inc	4.50%	9/15/2028	**	86,182
	Wind River 2021‐3 CLO Ltd	7.59%	7/20/2033	**	455,430
	WR Grace Holdings LLC	5.63%	8/15/2029	**	20,776
	WRKCo Inc	3.75%	3/15/2025	**	93,009
					$24,643,033
U.S. Government Issued Securities
	Ginnie Mae II Pool	2.50%	11/1/2051	**	$311,813
	Government National Mortgage Association	2.00%	12/1/2050	**	38,441
	Government National Mortgage Association	3.50%	6/1/2051	**	25,019
	United States Treasury Bill	—%	4/20/2023	**	34,544
	United States Treasury Bill	—%	2/21/2023	**	248,587
	United States Treasury Note/Bond	1.25%	5/15/2050	**	3,829,721
	United States Treasury Note/Bond	2.25%	5/15/2041	**	90,627
	United States Treasury Note/Bond	2.88%	5/15/2052	**	80,530
	United States Treasury Note/Bond	3.25%	5/15/2042	**	149,839
	United States Treasury Note/Bond	3.00%	8/15/2052	**	100,269
	United States Treasury Note/Bond	4.00%	11/15/2052	**	45,311
	United States Treasury Note/Bond	4.00%	11/15/2042	**	24,614
	United States Treasury Note/Bond	1.25%	3/31/2028	**	104,708
	United States Treasury Note/Bond	0.25%	9/30/2023	**	48,371
	United States Treasury Note/Bond	2.88%	5/15/2032	**	2,869,384
	United States Treasury Note/Bond	3.25%	6/30/2029	**	29,206
	United States Treasury Note/Bond	3.25%	6/30/2027	**	39,344
	United States Treasury Note/Bond	3.00%	6/30/2024	**	39,650
	United States Treasury Note/Bond	3.00%	7/15/2025	**	44,217
	United States Treasury Note/Bond	2.75%	7/31/2027	**	23,944
	United States Treasury Note/Bond	2.63%	7/31/2029	**	335,527

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	United States Treasury Note/Bond	3.13%	8/15/2025	**	44,227
	United States Treasury Note/Bond	3.25%	8/31/2024	**	336,702
	United States Treasury Note/Bond	4.13%	9/30/2027	**	20,287
	United States Treasury Note/Bond	4.13%	10/31/2027	**	283,028
	United States Treasury Note/Bond	4.13%	11/15/2032	**	148,783
	United States Treasury Note/Bond	4.50%	11/15/2025	**	445,286
	United States Treasury Note/Bond	3.88%	12/31/2029	**	9,956
					$9,801,935
Self-Directed Brokerage Account
	Brokeragelink	Combination of common stock, bonds, mutual funds, and ETFs		**	$217,645,288

Participant Loans
	Participant loans	Interest rates range from 3.25% to 9.50% with maturity at various dates		**	$47,774,928

Total Investments (Held at End of Year)					$5,850,533,953

*	Party-in-Interest
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

June 21, 2023	By:	/s/ Andrew B. Moline
Andrew B. Moline
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm